United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Western Digital Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-08703	33-0956711
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5601 Great Oaks Parkway San Jose, California	95119
(Address of principal executive offices)	(Zip Code)

Michael C. Ray

Executive Vice President, Chief Legal Officer and Secretary

(408) 717-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 through December 31, 2020.

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), Western Digital Corporation (the “Company”) has filed this Form SD for the reporting period from January 1, 2020 to December 31, 2020.

The description of the Company’s reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of the RCOI are included in the Company’s Conflict Minerals Report, attached as an exhibit to this Form SD.

This Form SD and our Conflict Minerals Report, filed as an Exhibit to this Form SD, are publicly available on the Internet at: http://investor.wdc.com/sec.cfm. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2—Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESTERN DIGITAL CORPORATION (Registrant)

By:	/s/ Michael C. Ray	May 28, 2021
Name:	Michael C. Ray
Title:	Executive Vice President, Chief Legal Officer and Secretary